NEWS RELEASE

Current Technology Reaches Agreement in Principle With Keith Denner

VANCOUVER, British Columbia, January 5, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is pleased to announce that it has reached a verbal agreement in principle with the Company's largest shareholder, Keith Denner, to extend the convertible promissory note (the "Note") which was due January 2, 2007 to January 2008. Total principal and interest due under the note is approximately $1,025,000 USD. Legal documentation to support the extention is being prepared, and closing is anticipated to occur within the next week or so. Subsequent to closing, the Company will issue a further news release reporting on the particulars of the transaction.

"We have reached an understanding that is fair to both sides," states Company CEO Robert Kramer. "We are not in a financial position to repay the Note at this time, and acknowledge that Mr. Denner could have placed undue pressure on the Company to further his position. He has not done so. We wish to thank him for continuing to act in a supportive manner, with the long-term interests of the Company clearly in mind."

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

Current Technology Reports Further Sales to Turkey

VANCOUVER, British Columbia, December 29, 2006/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is pleased to announce its exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), has ordered two more ElectroTrichoGenesis ("ETG") devices, for delivery in early January. The ETGs are being purchased by a prominent Turkish dermatologist.

"The background on this sale is most interesting" states Company COO Anthony Harrison, "and it speaks well for both ETG and  Sanomed’s principal Mr. Ali Bicken. When originally approached by Mr. Bicken, the dermatologist was skeptical and would not place place an immediate order. Rather than loose the opportunity with such an eminent dermatologist, Mr. Bicken purchased an ETG for his own account and placed it in the doctor's office so he could see results with his own eyes. He has been using the ETG in his practice for several months and is sufficiently impresssed with its results that he is purchasing two devices."

"This sale provides further evidence of our well placed faith in Mr. Bicken's abilities and will showcase ETG in the offices of an opinion leading dermatologist," states Company CEO Robert Kramer.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100